For the fiscal year ended September 30, 2002.
File number 811-7343
The Prudential Investment Portfolios, Inc.


SUB-ITEM 77D
Policies With Respect to Security Investment


The Prudential Investment Portfolios,
Inc.--
Prudential Active Balanced Fund

Supplement dated March 8, 2002.

        The information in this supplement corrects and supersedes any contrary information that may be contained either in the prospectus or statement of additional information (SAI) for Prudential
Active Balanced Fund, a series of The Prudential
Investment Portfolios, Inc., (the "Fund"), dated
November 29, 2001, or in any prior supplements thereto.

        Effective May 1, 2002, the Fund may invest without limit in futures contracts on 10-year interest rate swaps (Swap Futures) for hedging purposes only. Pursuant to its general authority to invest in certain derivatives, the Fund currently may enter into Swap Futures up to 5% of its total assets. Swap Futures are described below.

        In addition, effective May 1, 2002, the Fund may invest in interest rate swaps, solely for hedging purposes, to the extent that the net interest payments on such swaps do not exceed 5% of the Fund's net assets. Interest rate swaps are described below.

        1. The following is added to the prospectus section entitled "How the Fund Invests --
Derivative Strategies -- Futures Contracts and
Related Options, Foreign Currency Forward
Contracts."
The Fund may also invest in futures contracts on 10-year interest rate swaps.

        2. The following is added to the SAI section entitled "Description of the Funds, Their
Investments and Risks -- Risk Management and
Return Enhancement Strategies -- Futures
Contracts."

        The Active Balanced Fund may invest in
futures contracts on 10-year interest rate swaps
(Swap Futures).

        Futures contracts on Swap Futures, introduced by the Chicago Board of Trade in October 2001, enable purchasers to cash settle at a future date at a price determined by the International Swaps and Derivatives Association Benchmark Rate for a
10-year U.S. dollar interest rate swap on the last day of trading, as published on the following business day by the Federal Reserve Board in its Daily Update to the H.15 Statistical Release. Swap
Futures attempt to replicate the pricing of interest rate swaps.

        The $100,000 par value trading units of Swap
Futures represent the fixed-rate side of a 10-year interest rate swap that exchanges semiannual fixed-rate payments at a 6% annual rate for floating-rate payments based on 3-month LIBOR.
Swap Futures trade in price terms quoted in points
($1,000) and 32nds ($31.25) of the $100,000
notional par value. The contract settlement-date cycle is March, June, September and December, which is comparable to other fixed-income futures contracts.

        The structure of Swap Futures blends certain characteristics of existing over-the-counter (OTC) swaps and futures products. Unlike most swaps traded in the OTC market that are so-called "par" swaps with a fixed market value trading on a rate basis, Swap Futures have fixed notional coupons and trade on a price basis. In addition, Swap
Futures are constant maturity products that will not mature like OTC swaps, but rather represent a series of ten-year instruments expiring quarterly.
Because Swap Futures are traded on an exchange, there is no counterparty or default risk, although, like all futures contracts, the Fund could experience delays and/or losses associated with the bankruptcy of a broker through which the Fund engages in futures transactions. Investing in Swap Futures is subject to the same risks of investing in futures, which are described above.

        3. The following is added to the SAI section entitled "Description of the Funds, Their
Investments and Risks."

Interest Rate Swaps

        Effective May 1, 2002, Active Balanced Fund may invest in interest rate swaps solely for hedging purposes, to the extent that the net interest payments on such swaps do not exceed 5% of the Fund's net assets. The Fund may enter into interest rate swap agreements for purposes of attempting to obtain a particular desired return at a lower cost to the Fund than if the Fund had invested directly in an instrument that yielded the desired return. Swap agreements are two party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard "swap" transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or "swapped" between the parties are calculated with respect to a "notional amount," i.e., the dollar amount invested at a particular interest rate. The "notional amount" of the swap agreement is only a fictive basis on which to calculate the obligations which the parties to a swap agreement have agreed to exchange. The Fund's obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The
Fund's obligations under a swap agreement will be accrued daily (offset against any amounts owing to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by marking as segregated cash or other liquid assets to avoid any potential leveraging of the Fund's portfolio.

        Whether the Fund's use of swap agreements will be successful in furthering its investment objective will depend on the investment adviser's ability to correctly predict whether certain types of investments are likely to produce greater returns than other investments. Because they are two party contracts and because they may have terms of greater than seven days, swap agreements may be considered to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counter-party. Restrictions imposed by the
Internal Revenue Code may limit the Fund's ability to use swap agreements. The swaps market is a relatively new market and is largely unregulated.
It is possible that developments in the swaps market, including potential government regulation, could adversely affect the Fund's ability to terminate existing swap agreements or to realize amounts to be received under such agreements.




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